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SEC FILE NUMBER
001-35522

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2012
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
First PacTrust Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable
18500 Von Karman Ave, Suite 1100

Address of Principal Executive Office (Street and Number)
Irvine, California, 92612

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The filing of First PacTrust Bancorp, Inc.'s (the "Company") Annual Report on Form 10-K for the year ended December 31, 2012, including the associated audit being performed by KPMG of the financial statements included therein (the "Annual Report"), has been delayed due to events that could not be avoided without unreasonable effort or expense. As previously disclosed, the Company replaced its prior independent auditors, Crowe, Horwath, with KPMG on December 10, 2012 and, subsequent to that date, the Company's Controller and Chief Credit Officer resigned effective December 31 and February 14, respectively, which delayed the compilation of certain information necessary to enable a timely filing. The Company does not expect that the reasons for the delay in filing the Annual Report will have a material effect on the financial results for the quarter and fiscal year ended December 31, 2012 as previously announced on March 1, 2013, or on any prior financial reports. The Company intends to file the Annual Report as soon as practicable within the prescribed filing period allowed by this form.

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(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ronald J. Nicolas, Jr.	949	236-5207
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the fourth quarter of 2012, the Company reported a net loss of $3.2 million, or ($0.30) per common share outstanding, compared with a net loss of $5.6 million, or ($0.52) per common share outstanding, for the fourth quarter of 2011. The improvement in quarterly results reflects a $7.3 million increase in net interest income and a $15.5 million increase in non-interest income, partially offset by a $17.7 million increase in non-interest expense.

For the year ended December 31, 2012, the Company reported net income of $6.0 million and net income available to common shareholders of $4.6 million, or $0.40 per common share outstanding, compared with a net loss of $2.7 million and a net loss available to common shareholders of $3.3 million, or ($0.28) per common share outstanding, for the year ended December 31, 2011. The improvement in annual results reflects a $17.4 million increase in net interest income and a $31.7 million increase in non-interest income, partially offset by a $39.9 million increase in non-interest expense.

The Company's total assets increased $18 million from September 30, 2012 to $1.7 billion at December 31, 2012. For the year, total assets grew by $688 million, or 69%, including $488 million from the third quarter acquisitions of Beach Business Bank and Gateway Business Bank. Although total deposits declined by $22 million for the fourth quarter, year-over-year deposits grew by $520 million, or 66%, to $1.3 billion at December 31, 2012.

The Company's net interest margin for the fourth quarter of 2012 and for the year ended December 31, 2012 was 3.77% and 3.71%, respectively. The expansion in net interest margin for the quarter and year reflects a higher average yield on loans and lower average cost of deposits. Non-interest income for the fourth quarter of 2012 was $16.0 million, including $14.4 million of mortgage banking revenues generated by the Mission Hills Mortgage Bankers Division of PacTrust Bank, the Company's wholly-owned bank subsidiary, which originated $351 million in single-family residential loans for the fourth quarter. Non-interest income for the year was $36.6 million, including $21.3 million of mortgage banking revenues and a bargain purchase gain of $11.6 million on the acquisition of Gateway Business Bank. Also for the fourth quarter and year, non-interest expense was higher as a result of costs associated with the Company's third quarter acquisitions, as well as expenses related to executive employment and severance costs, and expansion of the Company's residential mortgage lending business.

First PacTrust Bancorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 19, 2013
By:	/s/ Ronald J. Nicolas, Jr.

Name: Ronald J. Nicolas, Jr.
Title: Executive Vice President and Chief Financial Officer